Exhibit 1

June 1, 2016

Interim Report

First quarter 2016

Ahold delivered a strong start to the year with good momentum across all markets

•	4.3% increase in Q1 Group sales to €11.8 billion (up 3.5% at constant exchange rates)

•	Continued strong online sales growth, with net consumer sales up 27.4% at constant exchange rates

•	Underlying operating margin of 3.8% (Q1 2015: 3.5%)

•	15.1% increase in Group underlying operating income (up 14.7% at constant exchange rates)

•	Strong free cash flow of €287 million (Q1 2015: €186 million)

•	Simplicity program and continued cost control driving improved profitability

•	Announced merger with Delhaize on track to close in mid-2016

Zaandam, the Netherlands - Ahold today announced a strong start to the year, reflecting good performances across all its markets. This included net sales of €11.8 billion, driven by solid store operations and a continued strong increase in online sales, improved profitability and a strong free cash flow.

Ahold CEO Dick Boer said: “We continue to deliver on our strategic objectives, with a good operational and financial performance in the first quarter. Our focus remains on serving our customers and delivering on our Simplicity program, in order to invest in our great local brands to ensure that we provide even more value and innovation.

“In the Netherlands, we were pleased to continue to deliver strong identical sales growth, as our customers respond positively to the ongoing improvements we are making to our stores, assortment and service. Our online businesses, bol.com and ah.nl, delivered excellent growth of over 30% in net consumer sales during the quarter. In the United States, we had a solid performance and continued to invest in our customer proposition, including the rollout of our new bakery departments. Peapod reported double-digit sales growth, further expanding its customer base in New York City. We were pleased with the encouraging performance in the Czech Republic, where the sales trend of the larger former SPAR stores further improved.

“Finally, we continue to make good progress on our proposed merger with Delhaize, which we expect to complete in mid-2016. Working together towards this common goal reaffirms our view that the merger will create a better and more innovative retailer, capable of delivering enhanced value for our customers, associates and shareholders.”

Group performance

€ million, except per share data	Q1 2016	Q1 2015	% change	% change constant rates
Net sales	11,769	11,289	4.3%	3.5%
Underlying operating income	449	390	15.1%	14.7%
Underlying operating margin	3.8%	3.5%
Operating income	396	346	14.5%	13.6%
Income from continuing operations	241	211	14.2%	13.9%
Net income	241	213	13.1%	13.0%
Basic earnings per share from continuing operations	0.29	0.26	11.5%	14.0%

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews	Page 1 /22

Interim report, First quarter 2016
Management report

Performance by segment

Ahold USA

€ million	Q1 2016	Q1 2015	% change	% change constant rates
Net sales	7,308	7,026	4.0%	3.0%
Underlying operating income	291	257	13.2%	12.2%
Underlying operating margin	4.0%	3.7%
Identical sales growth	(0.1)%	(2.4)%
Identical sales growth excluding gasoline	0.8%	0.1%
Comparable sales growth excluding gasoline	1.0%	0.2%

Net sales were €7,308 million, up 4.0% or 3.0% at constant exchange rates. Excluding gas, sales increased 4.1% at constant exchange rates. The addition of 25 A&P stores in the New York Metro market in the fourth quarter of 2015 was the main contributor to the overall sales growth and resulted in an overall market share improvement in both dollars and volume. Identical sales growth excluding gas of 0.8% was supported by further investments in our customer proposition. Our growth was adversely impacted by both the timing of the New Year and fewer winter storms compared to last year. We continue to see no inflation in our U.S. markets, with retail price deflation in the meat and dairy categories.

During the quarter, we continued our program to improve our customer proposition, focusing on further deployment across our Produce, Bakery and Dairy departments while also enhancing our Nature’s Promise brand to broaden our natural and organic offering. Additionally, in the quarter, we initiated our latest round of price investments, lowering prices on over 1,000 items towards the end of the quarter.

Peapod reported double-digit sales growth and, during the quarter, launched an own-brand line of fresh meal kits containing all of the pre-packaged and pre-measured ingredients needed to create a balanced meal. Peapod continued to expand in the New York City market area.

Ahold USA’s underlying operating margin was 4.0%, up 0.3 percentage points from the same quarter last year. Further strengthening of our Simplicity program, strong cost control, lower support costs and favorable utility costs contributed to the improvement versus last year.

The Netherlands

€ million	Q1 2016	Q1 2015	% change
Net sales	3,933	3,748	4.9%
Underlying operating income	189	166	13.9%
Underlying operating margin	4.8%	4.4%
Identical sales growth	2.9%	2.5%
Comparable sales growth	3.2%	3.0%

Net sales of €3,933 million increased by 4.9% compared to last year. Identical sales grew by 2.9%, supported by ongoing strong online sales growth. Sales at Albert Heijn were driven by increased customer traffic, generated as a result of continuous product innovation and successful promotions. During the quarter, new and innovative products were launched in various categories, including meat, fresh juices and bakery. Albert Heijn also benefited from a cutlery collection campaign that matched last year’s very successful glassware collection campaign and another grow-your-own-garden promotion that was again popular with our customers. Both campaigns and a strong customer offering resulted in more transactions and volume growth.

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Management report

Our online businesses bol.com and ah.nl reported another very strong quarter of more than 30% growth in net consumer sales compared to the same quarter last year. During the quarter, Etos launched a new loyalty card and app called “My Etos.” My Etos combines personalized offers, advice, and discounts with a healthy perk: a pedometer that motivates and rewards customers when they exercise. At each milestone they reach, customers receive gifts and offers.

The underlying operating margin of The Netherlands was 4.8%, up 0.4 percentage points. Our margin improvement was mainly a result of Simplicity savings, which were partly reinvested in price and quality, and lower promotional costs.

Czech Republic

€ million	Q1 2016	Q1 2015	% change	% change constant rates
Net sales	528	515	2.5%	0.4%
Underlying operating income	6	2	200.0%	150.8%
Underlying operating margin	1.1%	0.4%
Identical sales growth	0.1%	(2.3)%
Identical sales growth excluding gasoline	0.7%	(2.1)%
Comparable sales growth excluding gasoline	0.7%	(2.1)%

Net sales increased 0.4% to €528 million at constant exchange rates, impacted by the required divestment of five stores during the third quarter of 2015 related to the SPAR acquisition. Sales excluding gas increased by 1.1% at constant exchange rates compared to the first quarter of 2015.

Identical sales excluding gas grew by 0.7%, following a continued strong performance at our supermarkets and the implementation of our Favorite store concept in the larger former SPAR stores, which has been well received by our customers.

Czech Republic’s underlying margin improved to 1.1% and is still impacted by a heavily promotion-driven market where a number of price campaigns have been launched by competitors. In this market, Albert was able to differentiate itself through two successful collection campaigns, including a grow-your-own-garden promotion that originated from Albert Heijn.

Corporate Center

Underlying Corporate Center costs were €37 million, an increase of €2 million on the prior year. Excluding insurance activities, underlying Corporate Center costs increased to €32 million, compared to €30 million last year.

Outlook

In 2016, we expect underlying operating margins of our reporting segments to continue to trend in line with full year 2015, excluding the potential impact from our proposed merger with Delhaize.

Financial review

First quarter 2016 (compared to first quarter 2015)

Underlying operating income was €449 million; €59 million higher than last year. Underlying operating margin was 3.8%, an increase of 0.3 percentage points compared to last year.

Operating income increased by €50 million to €396 million. Recorded in operating income are impairments of €18 million (Q1 2015: €14 million) and restructuring and related charges of €36 million (Q1 2015: €32 million), offset by a gain on sale of assets of €1 million (Q1 2015: €2 million), which collectively total €53 million (Q1 2015: €44 million) and are adjusted to arrive at underlying operating

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Interim report, First quarter 2016
Management report

income. Impairments are primarily related to store operations. The restructuring and related charges of €36 million include €10 million of transaction costs and €12 million of integration costs related to the merger with Delhaize, as well as €8 million related to the transfer of warehouse operations in the New York area.

Income from continuing operations was €241 million; €30 million higher than last year. This follows from the increase in operating income of €50 million and an increase in income from joint ventures of €4 million, offset by an increase in income taxes of €20 million and an increase in financial expenses of €4 million.

Net income was €241 million, up €28 million compared with last year.

Free cash flow of €287 million increased by €101 million compared to Q1 2015. This increase was mainly driven by higher cash generated from operations of €197 million, partly offset by higher income taxes paid of €64 million and higher purchases of non-current assets of €38 million. The increase in cash generated from continuing operations was predominantly due to year-over-year changes in working capital of €126 million.

Net debt decreased in Q1 2016 by €296 million to €852 million, due to higher cash and cash equivalents, which was generated as a result of our free cash flow of €287 million.

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Interim report, First quarter 2016
Summary financial statements

Consolidated income statement

€ million, except per share data	Note	Q1 2016	Q1 2015
Net sales	4	11,769	11,289
Cost of sales	5	(8,512)	(8,207)
Gross profit		3,257	3,082
Selling expenses		(2,425)	(2,322)
General and administrative expenses		(436)	(414)
Total operating expenses	5	(2,861)	(2,736)
Operating income	4	396	346
Interest income		2	1
Interest expense		(71)	(72)
Net interest expense on defined benefit pension plans		(5)	(4)
Other financial expenses		(9)	(4)
Net financial expenses		(83)	(79)
Income before income taxes		313	267
Income taxes	6	(78)	(58)
Share in income of joint ventures		6	2
Income from continuing operations		241	211
Income from discontinued operations	7	—	2
Net income attributable to common shareholders		241	213
Net income per share attributable to common shareholders
Basic		0.29	0.26
Diluted		0.29	0.26
Income from continuing operations per share attributable to common shareholders
Basic		0.29	0.26
Diluted		0.29	0.25
Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9009	0.8928

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Interim report, First quarter 2016
Summary financial statements

Consolidated statement of comprehensive income

€ million	Note	Q1 2016	Q1 2015
Net income		241	213

Remeasurements of defined benefit pension plans
Remeasurements before taxes - loss		(163)	(88)
Income taxes		55	25
Other comprehensive loss that will not be reclassified to profit or loss		(108)	(63)
Currency translation differences in foreign interests:
Currency translation differences before taxes from:
Continuing operations		(133)	457

Cash flow hedges:
Fair value result in the year		(13)	(6)
Transfers to net income		(11)	(31)
Income taxes		6	9
Other comprehensive income (loss) reclassifiable to profit or loss		(151)	429
Total other comprehensive income (loss)		(259)	366
Comprehensive income (loss) attributable to common shareholders		(18)	579

Attributable to:
Continuing operations		(18)	577
Discontinued operations		—	2
Total comprehensive income (loss)		(18)	579

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Interim report, First quarter 2016
Summary financial statements

Consolidated balance sheet

€ million	Note	April 24, 2016	January 3, 2016
Assets
Property, plant and equipment		6,408	6,677
Investment property		559	580
Intangible assets		1,941	1,968
Investments in joint ventures and associates		215	212
Other non-current financial assets		176	516
Deferred tax assets		656	628
Other non-current assets		40	39
Total non-current assets		9,995	10,620

Assets held for sale		16	3
Inventories		1,648	1,676
Receivables		744	837
Other current financial assets		835	596
Income taxes receivable		25	14
Prepaid expenses and other current assets		283	308
Cash and cash equivalents	9	2,073	1,826
Total current assets		5,624	5,260

Total assets		15,619	15,880

Equity and liabilities
Shareholders’ equity	8	5,193	5,622
Non-controlling interests		—	(1)
Group equity		5,193	5,621

Loans		1,153	1,522
Other non-current financial liabilities		2,135	2,187
Pensions and other post-employment benefits		550	389
Deferred tax liabilities		81	110
Provisions		721	731
Other non-current liabilities		310	318
Total non-current liabilities		4,950	5,257

Accounts payable		2,618	2,800
Other current financial liabilities		1,079	330
Income taxes payable		47	39
Provisions		255	260
Other current liabilities		1,477	1,573
Total current liabilities		5,476	5,002

Total equity and liabilities		15,619	15,880

Year-end U.S. dollar exchange rate (euro per U.S. dollar)		0.8902	0.9208

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Summary financial statements

Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders
Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844
Net income attributable to common shareholders		—	—	—	—	213	213
Other comprehensive income (loss)		—	—	457	(28)	(63)	366
Total comprehensive income (loss) attributable to common shareholders		—	—	457	(28)	150	579
Dividends		—	—	—	—	(396)	(396)
Share buyback	8	—	—	—	—	(40)	(40)
Share-based payments		—	—	—	—	15	15
Balance as of April 19, 2015		9	6,844	354	(160)	(2,045)	5,002
Balance as of January 3, 2016		8	6,059	346	(123)	(668)	5,622
Net income attributable to common shareholders		—	—	—	—	241	241
Other comprehensive loss		—	—	(133)	(18)	(108)	(259)
Total comprehensive income attributable to common shareholders		—	—	(133)	(18)	133	(18)
Dividends	8	—	—	—	—	(429)	(429)
Share-based payments		—	—	—	—	18	18
Balance as of April 24, 2016		8	6,059	213	(141)	(946)	5,193

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Interim report, First quarter 2016
Summary financial statements

Consolidated statement of cash flows

€ million	Note	Q1 2016	Q1 2015
Income from continuing operations		241	211
Adjustments for:
Net financial expenses		83	79
Income taxes		78	58
Share in income (loss) of joint ventures		(6)	(2)
Depreciation, amortization, write-downs and impairments	5	337	319
Gains on the sale of assets / disposal groups held for sale	5	(1)	(2)
Share-based compensation expenses		13	13
Operating cash flows before changes in operating assets and liabilities		745	676
Changes in working capital:
Changes in inventories		(7)	49
Changes in receivables and other current assets		118	8
Changes in payables and other current liabilities		(201)	(273)
Changes in other non-current assets, other non-current liabilities and provisions		(5)	(7)
Cash generated from operations		650	453
Income taxes paid - net		(87)	(23)
Operating cash flows from continuing operations		563	430
Operating cash flows from discontinued operations		(2)	(2)
Net cash from operating activities		561	428
Purchase of non-current assets		(243)	(205)
Divestments of assets / disposal groups held for sale		9	9
Acquisition of businesses, net of cash acquired		(1)	(8)
Divestment of businesses, net of cash divested	7	(2)	(4)
Changes in short-term deposits and similar instruments		74	(201)
Dividends received from joint ventures		2	2
Interest received		2	2
Investing cash flows from continuing operations		(159)	(405)
Net cash from investing activities		(159)	(405)
Interest paid		(46)	(52)
Repayments of loans		(17)	(15)
Repayments of finance lease liabilities		(33)	(34)
Share buyback	8	—	(40)
Other cash flows from derivatives		(13)	(11)
Other		8	4
Financing cash flows from continuing operations		(101)	(148)
Net cash from financing activities		(101)	(148)
Net cash from operating, investing and financing activities		301	(125)
Cash and cash equivalents at the beginning of the period (excluding restricted cash)		1,819	1,615
Effect of exchange rate differences on cash and cash equivalents		(51)	136
Cash and cash equivalents at the end of the period (excluding restricted cash)	9	2,069	1,626

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9009	0.8928

For the reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheet, see Note 9.

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Interim report, First quarter 2016
Summary financial statements

Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold N.V. (“Ahold” or the “Company” or “Group” or “Ahold Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores in the United States and Europe through subsidiaries and joint ventures.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2015 consolidated financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.

Ahold’s reporting calendar in 2016 is based on 13 periods of four weeks, for a total of 52 weeks. The 2015 reporting calendar is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. In 2016 and 2015, the first quarter comprised 16 weeks.

Changes in presentation

In Q1 2016, Ahold changed the presentation of the income statement to align the presentation of costs across its online businesses. The change resulted in certain reclassifications within the 2015 income statement. In Q1 2015, the reclassifications resulted in a decrease to cost of sales of €19 million and increases to selling expenses and general and administrative expenses of €15 million and €4 million, respectively.

The adjustments to Ahold’s 2015 comparative amounts for the changes in presentation are as follows:

€ million	Q1 2015 as reported	Changes in presentation	Q1 2015 as restated
Net sales	11,289	—	11,289
Cost of sales	(8,226)	19	(8,207)
Gross profit	3,063	19	3,082
Selling expenses	(2,307)	(15)	(2,322)
General and administrative expenses	(410)	(4)	(414)
Total operating expenses	(2,717)	(19)	(2,736)
Operating income	346	—	346

New and revised IFRSs effective in 2016

Amendments to IAS 1, “Disclosure initiative”

The disclosure initiative clarifies existing disclosure requirements, which do not have a significant effect on the consolidated financial statements.

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Summary financial statements

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment entities: Applying the Consolidation Exception”

These are narrow-scope clarifications of guidance, specifically related to investment entities. Because Ahold is not an investment entity, nor does it have investments in an investment entity, these amendments do not have an effect on the future consolidated financial statements.

Narrow-scope amendments to IAS 27, “Equity Method in Separate Financial Statements”

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Based on Ahold’s current financial position, these amendments do not have an effect on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”

The amendments prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Accordingly, the application of these amendments do not have an effect on the consolidated financial statements.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Based on Ahold’s current financial position, the application of these amendments to IFRS 11 do not have a significant effect on the consolidated financial statements.

Annual improvements to IFRSs 2012-2014

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

3. Business combinations and Goodwill

A reconciliation of Ahold’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill
As of January 3, 2016
At cost	1,241
Accumulated impairment losses	(5)
Opening carrying amount	1,236
Acquisitions through business combinations[1]	(3)
Exchange rate differences	(14)
Closing carrying amount	1,219
As of April 24, 2016
At cost	1,225
Accumulated impairment losses	(6)
Carrying amount	1,219

1.	The negative €3 million is mainly related to the revaluation of the A&P acquisition within the 12-month measurement period.

4. Segment reporting

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 2.

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Interim report, First quarter 2016
Summary financial statements

Operating companies in all reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
The Netherlands	Albert Heijn (including The Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com
Czech Republic	Albert

Other	Included in Other
Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net sales

Net sales per segment are as follows:

	Q1 2016	Q1 2015
$ million
Ahold USA	8,109	7,874
Average U.S. dollar exchange rate (euro per U.S. dollar)	0.9009	0.8928
CZK million
Czech Republic	14,271	14,208
Average Czech Crown exchange rate (euro per Czech Crown)	0.0370	0.0363

€ million
Ahold USA	7,308	7,026
The Netherlands	3,933	3,748
Czech Republic	528	515
Ahold Group	11,769	11,289

Operating income

Operating income (loss) per segment is as follows:

	Q1 2016	Q1 2015
$ million
Ahold USA	296	267
CZK million
Czech Republic	93	(282)

€ million
Ahold USA	267	238
The Netherlands	180	159
Czech Republic	3	(10)
Corporate Center	(54)	(41)
Ahold Group	396	346

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Summary financial statements

5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q1 2016	Q1 2015
Cost of product	8,158	7,859
Labor costs	1,741	1,693
Other operational expenses	939	883
Depreciation and amortization	319	305
Rent expenses and income - net	199	191
Impairment losses and reversals - net	18	14
Gains on the sale of assets - net	(1)	(2)
Total expenses by nature	11,373	10,943

6. Income taxes

The increase in income tax is mainly the result of higher taxable income for Q1 2016.

7. Assets and liabilities held for sale and discontinued operations

Income from discontinued operations is specified as follows:

€ million	Q1 2016	Q1 2015

BI-LO / Bruno’s	—	2
Results on divestments of discontinued operations[1]	—	2
Income from discontinued operations, net of income taxes	—	2

1	Results on divestments are after net income tax expense of nil for the first quarter of 2016 (Q1 2015: €1 million).

The cash flows from the divestment of businesses as presented in the cash flow statement of €2 million (Q1 2015: €4 million) are primarily related to BI-LO /Bruno’s.

8. Equity attributable to common shareholders

Dividend on common shares

On April 19, 2016, the General Meeting of Shareholders approved the dividend over 2015 of €0.52 per common share (€429 million in the aggregate). This dividend was included as a liability on the balance sheet as of April 24, 2016, and was paid on May 4, 2016.

Share buyback and capital return and reverse stock split

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in the first half of 2015 (Q1 2015: 2,210,249 shares). Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million (Q1 2015: €40 million). As a result of the announcement that Ahold intends to merge with Delhaize, the share buyback program was terminated in the second quarter of 2015 and approximately €1 billion will be returned to shareholders via a capital return and reverse stock split, subject to the conditions as explained in Note 12.

The number of outstanding common shares as of April 24, 2016, was 824,600,558 (January 3, 2016: 818,471,229). The increase is the effect of the re-issuance of treasury shares for the delivery of the shares vested under the Global Reward Opportunity program.

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Summary financial statements

9. Cash flow

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	Q1 2016	Q1 2015
Cash and cash equivalents at the end of the year as presented in the statement of cash flows	2,069	1,626
Restricted cash	4	9
Cash and cash equivalents at the end of the period as presented on the balance sheet	2,073	1,635

10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

€ million	April 24, 2016		January 3, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	41	49	42	49
Trade and other (non) current receivables	737	737	832	832
Reinsurance assets	205	205	203	203
Total loans and receivables	983	991	1,077	1,084
Cash and cash equivalents	2,073	2,073	1,826	1,826
Short-term deposits and similar instruments	454	454	528	528
Derivatives	313	313	338	338
Available-for-sale	6	6	6	6
Total financial assets	3,829	3,837	3,775	3,782

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Summary financial statements

€ million	April 24, 2016		January 3, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Notes	(1,110)	(1,331)	(1,144)	(1,359)
Other loans	(3)	(3)	(3)	(3)
Financing obligations	(379)	(379)	(397)	(395)
Mortgages payable	(9)	(10)	(9)	(10)
Finance lease liabilities	(1,325)	(1,728)	(1,400)	(1,798)
Cumulative preferred financing shares	(497)	(555)	(497)	(554)
Dividend cumulative preferred financing shares	(28)	(28)	(22)	(22)
Accounts payable	(2,618)	(2,618)	(2,800)	(2,800)
Short-term borrowings	(56)	(56)	(52)	(52)
Dividend common stock	(429)	(429)	—	—
Interest payable	(22)	(22)	(29)	(29)
Reinsurance liabilities	(228)	(228)	(221)	(221)
Other	(60)	(71)	(61)	(71)
Total non-derivative financial liabilities	(6,764)	(7,458)	(6,635)	(7,314)
Derivatives	(228)	(228)	(210)	(210)
Total financial liabilities	(6,992)	(7,686)	(6,845)	(7,524)

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and adjusted for Ahold’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on ask-market quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2015. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

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11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of January 3, 2016, was included in Note 34 of Ahold’s 2015 consolidated financial statements, which were published as part of Ahold’s Annual Report 2015 on March 3, 2016. There were no significant changes to this overview through Q1 2016.

12. Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to combine their businesses through a merger of equals. Pursuant to the merger proposal, Delhaize shareholders are to receive 4.75 Ahold ordinary shares for each issued and outstanding Delhaize ordinary share. The shareholders of Ahold and Delhaize approved the merger on March 14, 2016. The transaction is expected to be completed in mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

In connection with the proposed merger with Delhaize, it is proposed to return in aggregate approximately €1.0 billion to the holders of ordinary shares by executing a capital repayment and reverse stock split prior to completion of the proposed merger. The capital repayment and reverse stock split are subject to (i) approval by the General Meeting of Shareholders of Ahold, and the holder of the Ahold cumulative preferred financing shares, (ii) the customary filings with the Trade Register and the two-month creditor objection period as described in Section 2:100 of the Dutch Civil Code in connection with this capital repayment, and (iii) after the end of the two-month creditor objection period, the proposed merger with Delhaize being likely to be effected. The General Meeting of Shareholders approved the capital repayment and reverse stock split on March 14, 2016, and the two-month creditor objection period lapsed on May 18, 2016.

Based on the estimated number of shares in the capital of Ahold and the capital of Delhaize that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the capital return of approximately €1.0 billion to Ahold shareholders through a capital return and a reverse stock split, current Ahold shareholders will, directly or indirectly, hold approximately 61% and former Delhaize shareholders will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares in the capital of the combined company.

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Other information

Other financial and operating information

Net sales per channel

€ million	Q1 2016	Q1 2015	% change	% change constant rates

Online sales[1]	548	448	22.3%	22.1%

Store sales[2]	11,221	10,841	3.5%	2.8%

Total net sales	11,769	11,289	4.3%	3.5%

1.	Net consumer online sales increased 28.0% in the first quarter to €617 million, or 27.4% at constant exchange rates. Net consumer online sales is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2.	Store sales also includes sales under franchise agreements and other sales to third parties.

Underlying operating income1

Underlying operating income per segment is as follows:

€ million	Underlying operating income Q1 2016	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income Q1 2016

Ahold USA	291	(9)	1	(16)	—	267

The Netherlands	189	(7)	1	(3)	—	180

Czech Republic	6	(2)	(1)	—	—	3

Corporate Center	(37)	—	—	(17)	—	(54)

Ahold Group	449	(18)	1	(36)	—	396

1	Underlying operating income is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Underlying operating income in local currency for Q1 2016 was $323 million for Ahold USA and CZK 148 million for Czech Republic.

€ million	Underlying operating income Q1 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income Q1 2015

Ahold USA	257	(5)	—	(14)	—	238

The Netherlands	166	(9)	2	—	—	159

Czech Republic	2	—	—	(12)	—	(10)

Corporate Center	(35)	—	—	(6)	—	(41)

Ahold Group	390	(14)	2	(32)	—	346

Underlying operating income in local currency for Q1 2015 was $288 million for Ahold USA and CZK 59 million for Czech Republic.

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Other information

EBITDA1

€ million	EBITDA Q1 2016	Depreciation and amortization	Operating income Q1 2016	EBITDA Q1 2015	Depreciation and amortization	Operating income Q1 2015
Ahold USA	483	(216)	267	443	(205)	238
The Netherlands	266	(86)	180	242	(83)	159
Czech Republic	19	(16)	3	6	(16)	(10)
Corporate Center	(53)	(1)	(54)	(40)	(1)	(41)
Total by segment	715	(319)	396	651	(305)	346
Share in income of joint ventures	6			2
Income from discontinued operations	—			2
Total EBITDA	721			655

1	EBITDA is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Free cash flow1

€ million	Q1 2016	Q1 2015
Operating cash flows from continuing operations before changes in working capital and income taxes paid	740	669
Changes in working capital	(90)	(216)
Income taxes paid - net	(87)	(23)
Purchase of non-current assets	(243)	(205)
Divestments of assets / disposal groups held for sale	9	9
Dividends received from joint ventures	2	2
Interest received	2	2
Interest paid	(46)	(52)
Free cash flow	287	186

1	Free cash flow is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Net debt1

€ million	April 24, 2016	January 3, 2016
Loans	1,153	1,522
Finance lease liabilities	1,217	1,290
Cumulative preferred financing shares	497	497
Non-current portion of long-term debt	2,867	3,309
Short-term borrowings and current portion of long-term debt	511	193
Gross debt	3,378	3,502
Less: Cash, cash equivalents, and short-term deposits and similar instruments [2,3]	2,526	2,354
Net debt	852	1,148

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Other information

1	Net debt is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at April 24, 2016, was €454 million (January 3, 2016: €528 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €177 million and €216 million as of April 24, 2016, and January 3, 2016, respectively.

Store portfolio (including franchise stores)

	End of 2015	Opened / acquired	Closed / sold	End of Q1 2016
Ahold USA	788	1	(1)	788
The Netherlands[1]	2,134	9	(10)	2,133
Czech Republic	331	—	—	331
Total	3,253	10	(11)	3,252

1	The number of stores at the end of Q1 2016 includes 1,141 specialty stores (Etos and Gall & Gall) (Q1 2015: 1,138).

Use of non-GAAP financial measures

This interim report includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 41 of Ahold’s Annual Report 2015.

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Other information

Financial calendar

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold’s 2016 financial year consists of 52 weeks and ends on January 1, 2017. The quarters in 2016 are:

First quarter (16 weeks)	January 4 through April 24, 2016
Second quarter (12 weeks)	April 25 through July 17, 2016
Third quarter (12 weeks)	July 18 through October 9, 2016
Fourth quarter (12 weeks)	October 10, 2016, through January 1, 2017

2016/13

Cautionary notice

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions.

This communication contains Ahold forward-looking statements as to, amongst others, the intended merger between Ahold and Delhaize, serving customers, Ahold’s Simplicity program, investments in local brands and expected value and innovations, price investments, underlying operating margins, new and revised IFRSs, dividend, reverse stock split and capital return.

Many of the risks and uncertainties relate to factors that are beyond Ahold’s control. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the occurrence of any change, event or development that could give rise to the termination of the merger agreement, the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame, the possibility that the transaction does not close when expected or at all, the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction, Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the benefits from Ahold’s plans and strategies being less than anticipated, the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally, litigation relating to the transaction; the effect of general economic or political conditions, Ahold’s ability to retain and attract employees who are integral to the success of the business, business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities and other factors as discussed in Ahold’s public filings and other disclosures.

The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

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